Deloitte
Touche
Tohmatsu

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter and Six-month period ended June 30, 2002

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์ : 66 (0) 2676 5757

Deloitte Touche Tohmatsu

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheet of Sahaviriya Steel Industries Public Company Limited as at June 30, 2002 and the related consolidated and Company's statements of income for the quarters and six-month periods ended June 30, 2002 and 2001, and the consolidated and Company's statements of changes in shareholders' equity and cash flows for the six-month periods ended June 30, 2002 and 2001. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Company's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated financial statements and the financial statements of Sahaviriya Steel Industries Public Company Limited for the year ended December 31, 2001, and expressed an unqualified opinion in our report dated February 1, 2002 with an emphasis paragraph regarding the prices of hot rolled steel affecting the Company and subsidiaries' operation and the Board of Investment's announcement dated January 25, 2002 to impose the surcharges on imported hot rolled steel which affected the increase in domestic customers' orders. The consolidated and the Company's balance sheets as at December 31, 2001, presented herein for comparison, have been derived from such financial statements which we have audited and reported on. We have not performed any other audit procedures subsequent to such report date. In addition, the said imposition is in effect within the period as stated in the second paragraph of Note 2 to the interim financial statements.

Chongchitt Leekbhai
Certified Public Accountant (Thailand)
Registration No. 2649
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
July 26, 2002

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30 2002	As at December 31 2001	As at June 30 2002	As at December 31 2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	132,357	193,826	5,429	4,067
Short-term investments	60,000	-	-	-
Accounts and notes receivable				
Related parties	1,139,080	889,061	1,052,878	802,530
Others	918,827	706,025	910,836	702,207
	2,057,907	1,595,086	1,963,714	1,504,737
Less Allowance for doubtful accounts	(471,431)	(471,431)	(393,888)	(393,888)
Accounts and notes receivable - net	1,586,476	1,123,655	1,569,826	1,110,849
Short-term loans and advances to related parties (Note 13.2)	36	42	37	45
Inventories (Note 6)	4,825,545	4,879,720	4,843,230	4,895,868
Other current assets				
Advance payments	34,388	16,934	34,336	16,880
Value-added-tax refundable claims	224	15,553	224	15,553
Other receivables	2,726	2,424	2,981	2,556
Prepaid expenses	34,014	4,826	31,396	4,096
Deposit at bank used as collateral (Note 5)	16,200	16,200	-	-
Others	26,904	17,767	18,495	11,037
Total Current Assets	6,718,870	6,270,947	6,505,954	6,060,951
NON-CURRENT ASSETS				
Investments using the equity method (Note 13.1)	561,621	561,621	980,477	916,462
Property, plant and equipment-net (Note 7)	15,695,992	15,992,899	14,259,311	14,609,369
Others non-current assets (Note 8)	15,047	8,271	6,087	6,089
Total Non-Current Assets	16,272,660	16,562,791	15,245,875	15,531,920
TOTAL ASSETS	22,991,530	22,833,738	21,751,829	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30 2002	As at December 31 2001	As at June 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	1,728,000	1,800,000	1,728,000	1,800,000
Trade finance loans	72,437	340,218	72,437	340,218
Accounts and notes payable	434,580	1,122,155	453,680	1,135,432
Current portion of long-term loans (Note 10)	148,117	83,271	-	-
Current portion of long-term liabilities	7,675	7,772	2,381	2,478
Other current liabilities				
Accrued expenses	162,459	121,454	175,202	131,663
Others	67,237	28,776	55,433	15,847
Total Current Liabilities	2,620,505	3,503,646	2,487,133	3,425,638
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	12,332,008	12,285,757	11,538,737	11,384,674
Convertible debentures (Note 11)	2,596,051	2,537,026	2,596,051	2,537,026
Others non-current liabilities				
Obligations under hire-purchase agreements	6,471	6,449	3,346	3,644
Payable for purchase of land	3,500	5,000	-	-
Total Non-Current Liabilities	14,938,030	14,834,232	14,138,134	13,925,344
TOTAL LIABILITIES	17,558,535	18,337,878	16,625,267	17,350,982

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at June 30 2002	As at December 31 2001	As at June 30 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 7)	4,877,702	4,993,350	4,877,702	4,993,350
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(8,281,140)	(9,281,461)	(8,281,140)	(9,281,461)
Total Company Shareholders' Equity	5,126,562	4,241,889	5,126,562	4,241,889
MINORITY INTEREST	306,433	253,971	-	-
Total Shareholders' Equity	5,432,995	4,495,860	5,126,562	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	22,991,530	22,833,738	21,751,829	21,592,871

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	5,580,596	3,543,545	5,580,596	3,543,545
Revenues from the rendering of services	58,389	53,441	-	-
Other income				
Gain on exchange	21,006	-	21,006	-
Others	12,671	14,500	12,290	13,807
Share of profit from investment using the equity method	-	-	37,830	24,127
Total Revenues	5,672,662	3,611,486	5,651,722	3,581,479
EXPENSES				
Cost of the sales of goods	4,326,923	3,235,663	4,431,377	3,301,128
Cost of the rendering of services	76,005	52,154	-	-
Selling and administrative expenses	291,567	131,735	284,711	122,061
Doubtful accounts (Reversal)	-	(5,119)	-	(5,119)
Other expenses	4,864	2,031	4,375	2,008
Directors' remuneration	955	980	815	840
Total Expenses	4,700,314	3,417,444	4,721,278	3,420,918
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	972,348	194,042	930,444	160,561
INTEREST EXPENSES	227,727	254,371	219,390	243,017
INCOME TAX EXPENSES	2,223	1,161	-	-
PROFIT (LOSS) AFTER TAX	742,398	(61,490)	711,054	(82,456)
NET PROFIT OF MINORITY INTEREST	(31,344)	(20,966)	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	711,054	(82,456)	711,054	(82,456)
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	711,054	(12,456)	711,054	(12,456)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share before extraordinary item	BAHT	0.83	(0.10)	0.83	(0.10)
Extraordinary item	BAHT	-	0.08	-	0.08
Basic earning (loss) per share	BAHT	0.83	(0.02)	0.83	(0.02)
Diluted earnings per share	BAHT	0.57	-	0.57	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	'000 SHARES	853,000	853,000	853,000	853,000
Diluted earnings per share	'000 SHARES	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	10,656,102	6,194,851	10,656,102	6,194,851
Revenues from the rendering of services	105,757	90,688	-	-
Other income				
Gain on exchange	28,963	-	28,963	-
Others	27,513	21,796	28,860	21,937
Share of profit from investment				
using the equity method	-	-	66,088	32,868
Total Revenues	10,818,335	6,307,335	10,780,013	6,249,656
EXPENSES				
Cost of the sales of goods	8,596,805	5,725,534	8,792,082	5,846,927
Cost of the rendering of services	138,306	100,252	-	-
Selling and administrative expenses	536,962	228,546	519,065	203,895
Doubtful accounts (Reversal)	-	(5,119)	-	(5,119)
Other expenses	27,637	35,059	27,034	34,981
Directors' remuneration	1,935	1,960	1,655	1,680
Total Expenses	9,301,645	6,086,232	9,339,836	6,082,364
PROFIT BEFORE INTEREST EXPENSES				
AND INCOME TAX	1,516,690	221,103	1,440,177	167,292
INTEREST EXPENSES	456,948	523,125	439,856	498,919
INCOME TAX EXPENSES	4,967	1,711	-	-
PROFIT (LOSS) AFTER TAX	1,054,775	(303,733)	1,000,321	(331,627)
NET PROFIT OF MINORITY INTEREST	(54,454)	(27,894)	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY				
ITEM	1,000,321	(331,627)	1,000,321	(331,627)
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	1,000,321	(261,627)	1,000,321	(261,627)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share before extraordinary item	**BAHT**	1.17	(0.39)	1.17	(0.39)
Extraordinary item	**BAHT**	-	0.08	-	0.08
Basic earning (loss) per share	**BAHT**	1.17	(0.31)	1.17	(0.31)
Diluted earnings per share	**BAHT**	0.82	-	0.82	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	**'000 SHARES**	853,000	853,000	853,000	853,000
Diluted earnings per share	**'000 SHARES**	1,310,143	-	1,310,143	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	(3,600,000)	(8,651,805)	276,052	5,297,937
Amortization	-	-	(69,652)	-	-	-	(69,652)
Net loss	-	-	-	-	(261,627)	-	(261,627)
Minority interest increase	-	-	-	-	-	25,903	25,903
Ending balance June 30, 2001	8,530,000	3,600,000	5,074,038	(3,600,000)	(8,913,432)	301,955	4,992,561
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	253,971	4,495,860
Amortization	-	-	(115,648)	-	-	-	(115,648)
Net income	-	-	-	-	1,000,321	-	1,000,321
Minority interest increase	-	-	-	-	-	52,462	52,462
Ending balance June 30, 2002	8,530,000	3,600,000	4,877,702	(3,600,000)	(8,281,140)	306,433	5,432,995

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	Issued and Paid-up Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	(3,600,000)	(8,651,805)	5,021,885
Amortization	-	-	(69,652)	-	-	(69,652)
Net loss	-	-	-	-	(261,627)	(261,627)
Ending balance June 30, 2001	8,530,000	3,600,000	5,074,038	(3,600,000)	(8,913,432)	4,690,606
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	4,241,889
Amortization	-	-	(115,648)	-	-	(115,648)
Net income	-	-	-	-	1,000,321	1,000,321
Ending balance June 30, 2002	8,530,000	3,600,000	4,877,702	(3,600,000)	(8,281,140)	5,126,562

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) before extraordinary item	1,000,321	(331,627)	1,000,321	(331,627)
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	(58)	(5,119)	-	(5,119)
Doubtful accounts	-	7,078	-	-
Depreciation	291,908	211,854	255,818	183,116
Amortization	-	793	-	561
Provision for diminution in value of inventories	235,589	-	235,589	-
Additional interest on debt restructuring	212,175	81,513	213,088	78,116
Realized (gain) loss on exchange	(27,526)	26,750	(27,526)	26,750
Unrealized loss on exchange	13,596	11,748	13,596	11,748
Gain on sales of property, plant and equipment	(2,174)	(493)	(2,174)	(466)
Loss on disposal of property, plant and equipment	34,331	7,233	33,728	7,156
Share of profit from investment using the equity method	-	-	(66,088)	(32,868)
Net profit of minority interest	54,454	27,894	-	-
Net income (loss) from operations before changes in operating assets and liabilities	1,812,616	37,624	1,656,352	(62,633)
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	(250,019)	91,376	(250,348)	89,681
Accounts and notes receivable - others	(213,758)	110,021	(209,586)	110,160
Inventories	(181,413)	(237,487)	(182,951)	(234,896)
Short-term loans and advances to related parties	6	148	8	-
Advance payments	(17,454)	39,352	(17,456)	13,932
Valued-added-tax refundable claims	15,328	(40,614)	15,328	(40,614)
Other receivables	(245)	(11,303)	(425)	(10,979)
Prepaid expenses	(29,189)	(10,969)	(27,299)	(11,420)
Other current assets - others	(9,136)	4,740	(7,457)	6,075
Other non-current assets	(6,776)	1,713	2	(337)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	(679,793)	(407,432)	(673,971)	(394,670)
Accrued expenses	41,006	58,527	43,539	59,968
Other current liabilities	38,845	(35,871)	39,970	(14,447)
Net cash provided by (used in) operating activities	520,018	(400,175)	385,706	(490,180)
CASH FLOWS FROM INVESTING ACTIVITIES				
Other investment increase	(60,000)	-	-	-
Short-term loan to related company decrease	-	-	-	168
Purchases of property, plant and equipment	(147,163)	(201,333)	(53,257)	(135,326)
Proceeds from sales of property, plant and equipment	3,418	1,489	3,418	830
Net cash used in investing activities	(203,745)	(199,844)	(49,839)	(134,328)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	(72,000)	(105,000)	(72,000)	(105,000)
Trade finance loans increase (decrease)	(261,059)	734,229	(261,059)	734,229
Repayment of long-term loans	(42,053)	(19,183)	-	-
Repayment of obligations under hire-purchase agreements	(2,630)	-	(1,446)	-
Net cash provided by (used in) financing activities	(377,742)	610,046	(334,505)	629,229
Net increase (decrease) in cash and cash equivalents	(61,469)	10,027	1,362	4,721
Cash and cash equivalents as at January 1	193,826	155,373	4,067	3,957
Cash and cash equivalents as at June 30	132,357	165,400	5,429	8,678
Supplemental cash flow information:				
Cash paid for interest	235,090	432,130	216,961	410,402
Non-cash transactions:				
Vehicles acquired under hire-purchase agreements	2,553	-	1,050	-

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTERS AND SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
"UNAUDITED"

1. ECONOMIC TURMOIL

Thailand and many Asia Pacific countries continue to experience economic difficulties since 1997. The accompanying consolidated and Company's financial statements reflect management's current assessment of the possible impact of the economic conditions on the financial position of the Company and its subsidiaries.

In 1999, the Company and Prachuap Port Company Limited entered into debt restructuring agreements with their financial institution lenders. The Company and subsidiary's abilities to perform under the restructuring is dependent on their continuing abilities to attain profitable operations.

2. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

On November 13, 2000, the group of manufacturers of the steel industry of the United States of America filed a petition with the United States of America's International Trade Commission to initiate an investigation regarding the antidumping and countervailing duty of sales of hot-rolled coils in the United States of America. Antidumping and countervailing duty investigations were filed against 11 countries and 5 countries, respectively. Thailand was included in both antidumping and countervailing duty investigations. The investigation was completed on September 24, 2001 by the Ministry of Commerce of the United States of America. As a result of the investigation, the Company is required to pay punitive import duties for the antidumping and countervailing, in addition to current prevailing import duty rates. This resulted in significantly decrease in export sale volume in 2001 and the decrease in selling prices of hot rolled steel due to low global prices.

However, the Government, by the Board of Investment, issued the announcement dated January 25, 2002 regarding the imposition of surcharges on imported flat rolled product of iron or non alloy steel hot rolled steel at 25% of CIF value of customs tariff with the effect for the period of six months to be expired on July 28, 2002. This resulted in the increase in domestic customers' orders for the six-month period ended June 30, 2002. In addition, the selling prices of hot rolled steel also have the tendency to increase.

Subsequently, on July 23, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce has approved the imposition of antidumping measure according to Section 31 of the Antidumping and Countervailing Act B.E. 2542 for coil or non-coil hot rolled steel originated from 14 countries by requiring guarantees at the rate of 30% of CIF value for the period of six-months after the imposition of surcharges on imported hot rolled steel according to the Board of Investment's Announcement, as described in paragraph 2, has expired.

3. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S INTERIM FINANCIAL STATEMENTS

3.1 The interim consolidated and Company's financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements and reports for the financial position and results of operations of listed companies B.E. 2544, and in accordance with accounting principles and practices generally accepted in Thailand.

The brief particulars in the financial statements are shown in accordance with the Notification of the Department of Commercial Registration dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2001" to be effective for financial statements covering the period beginning on or after January 1, 2002 and the financial statements for the quarter and six-month period ended June 30, 2001 have been reclassified to conform to the classifications used in the financial statements for the quarter and six-month period ended June 30, 2002.

3.2 The results of operations for the quarter and six-month period ended June 30, 2002 are not necessarily indicative of the operating results anticipated for the full year.

3.3 The balance sheet as at December 31, 2001, presented herein for comparison, has been derived from the financial statements of the Company for the year then ended which have been audited and reclassified to conform to the brief particulars in the balance sheet as at June 30, 2002.

3.4 Certain financial information which is normally included in the financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been omitted. In addition, the interim financial statements should be read in conjunction with the financial statements and notes thereto included in the audited financial statements for the year ended December 31, 2001.

3.5 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

3.6 Certain reclassifications have been made to the consolidated and Company's financial statements for the year ended December 31, 2001 to conform to the classifications used in the current interim financial statements as follows:

- Accrued income - others of Baht 8.8 million, which was previously included in other receivables, is presented as other current assets.

- Deferred interest expenses on debt restructuring of convertible debentures of Baht 137 million, which was previously included in long-term loan, is included in convertible debentures.

4. SIGNIFICANT ACCOUNTING POLICIES

The Company uses the same accounting policies and calculation method in these interim financial statements as those used in the financial statements for 2001.

For the quarter and six-month period ended June 30, 2001, the Company has Baht-denominated debentures convertible to ordinary shares. However, the ordinary share equivalent derived from the conversion of Baht-denominated debentures to ordinary shares would result in the increase in net profit per share. Therefore, the effects of anti-dilutive potential ordinary shares are ignored in calculating earnings per share.

For the quarter and six-month period ended June 30, 2002, a subsidiary has invested in investment units in an open-end mutual fund which are classified as securities for trading and stated at fair value. Gain or loss on the change in fair value is recognized as income or expenses in the statement of income.

5. DEPOSIT AT BANK USED AS COLLATERAL

As at June 30, 2002 and December 31, 2001, fixed deposit amounting to Baht 16.2 million is pledged as collateral for letters of guarantee of the bank (see Note 16.2).

6. INVENTORIES

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	June 30, 2002 Baht'000	**December 31, 2001 Baht'000**	**June 30, 2002 Baht'000**	**December 31, 2001 Baht'000**
Finished goods	869,233	1,176,296	876,111	1,185,125
Raw materials	2,440,109	1,829,244	2,458,401	1,842,036
Spare parts and consumable goods	895,119	853,940	887,634	848,467
Goods in transit	856,673	1,020,240	856,673	1,020,240
	5,061,134	4,879,720	5,078,819	4,895,868
Less Provision for loss on diminution in value of spare parts and consumable goods	(235,589)	-	(235,589)	-
	4,825,545	4,879,720	4,843,230	4,895,868

As at June 30, 2002 and December 31, 2001, all finished goods and raw materials are pledged as collateral for short-term loans from banks (see Note 9).

7. PROPERTY, PLANT AND EQUIPMENT - NET

7.1 Certain land, buildings and machinery representing more than 90% of the total value of such assets are mortgaged as collateral for bank overdrafts, loans from banks and long-term loans (see Notes 9, 10 and 11).

Tug boats are mortgaged as collateral for long-term loans of a related company.

7.2 In 1997, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to appraise the new plant facilities and in 1998, Prachuap Port Company Limited engaged such company to appraise its new berth and berth facilities. The appraisal reports submitted by the appraiser were as of December 22, 1997 and September 25, 1998, respectively.

The results of the appraisals were as follows:

	Baht : '000
Appraisal increment - Land	227,860
Appraisal increment - Buildings	221,023
Appraisal increment - Machinery	4,467,629
Appraisal increment - Berth and facilities	201,525

The method of appraisal for the value of buildings, machinery and berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.
The increment resulting from the appraisal is recorded in the accounts as unrealized increment per assets appraisal and is included as a component of shareholders' equity.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at June 30, 2002 and December 31, 2001, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY				
	June 30, 2002				
	Land Baht'000	Building Baht'000	Machinery Baht'000	Berth Baht'000	Total Baht'000
Unrealized increment per assets appraisal of :					
The Company	227,860	155,507	3,844,041	-	4,227,408
The subsidiary	-	-	-	88,673	88,673
The related company	-	-	561,621	-	561,621
	227,860	155,507	4,405,662	88,673	4,877,702

	CONSOLIDATED AND THE COMPANY ONLY December 31, 2001				
	Land Baht'000	Building Baht'000	Machinery Baht'000	Berth Baht'000	Total Baht'000
Unrealized increment per assets appraisal of :					
The Company	227,860	163,262	3,949,860	-	4,340,982
The subsidiary	-	-	-	90,747	90,747
The related company	-	-	561,621	-	561,621
	227,860	163,262	4,511,481	90,747	4,993,350

7.3 The Company has the assets which are fully depreciated but still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	June 30, 2002 Baht'000	December 31, 2001 Baht'000	June 30, 2002 Baht'000	December 31, 2001 Baht'000
Cost of assets before fully depreciated but still in use	307,410	274,229	230,593	217,611

7.4 The Company has been affected by the Appeal Court's verdict to demolish its building and structures, having the book value of Baht 24 million, located on the leased land under dispute. Currently, the lessor is appealing to the Supreme Court against the Appeal Court's verdict.

8. OTHER NON-CURRENT ASSETS

As at June 30, 2002 and December 31, 2001, other non-current assets include receivable from cancellation of shipbuilding contract as follows:

	CONSOLIDATED Baht'000	THE COMPAMY ONLY Baht'000
Receivable from cancellation of shipbuilding contract	167,958	-
Less Allowance for doubtful account	(167,958)	-
	-	-

Receivable from cancellation of shipbuilding contract represents the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million within six installments from January 20, 2002 to July 20, 2003. The subsidiary is currently in the process of preparing the official repayment agreement with the supplier. However, the subsidiary has fully provided for the allowance for doubtful debt due to the uncertainty of the recoverability.

Subsequently, on July 8, 2002, the supplier repaid a portion in the amount of USD 0.3 million to subsidiary.

.../6

9. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Short-term loans from financial institutions included the revolving short-term loan facilities with a maximum amount of Baht 3,210 million, which were carried over from debt restructuring on June 30, 1999 and trade financing loans which represent short-term trade financing from financial institutions after debt restructuring with a credit limit of Baht 2,564 million which can be adjusted in accordance with the Company's operational performance but not exceeding Baht 4,200 million. The trade financing facilities include letters of credit, trust receipts, promissory notes, bills discounted, packing credits and letters of bank guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds including the pledge of raw materials and finished products owned by the Company to the lenders (see Note 6).

10. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	June 30 2002 Baht'000	December 31 2001 Baht'000	June 30 2002 Baht'000	December 31 2001 Baht'000
Loan repayable semi-annually from December 2004 onwards	10,848,769	10,848,769	10,848,769	10,848,769
Loan repayable monthly from May 2002 - 2004 and semi-annually from June 2003 onwards	816,827	832,500	-	-
Loan repayable monthly from April 2001 onwards	-	26,380	-	-
Loan which may be forgiven	112,959	112,959	-	-
	11,778,555	11,820,608	10,848,769	10,848,769
Less Current portion	(148,117)	(83,271)	-	-
	11,630,438	11,737,337	10,848,769	10,848,769
Deferred interest expenses	701,570	548,420	689,968	535,905
	12,332,008	12,285,757	11,538,737	11,384,674

Such long-term loans are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds on the Company's assets to the lenders.

Deferred interest expenses represent the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the balance sheet date.

The debt restructuring agreement contains certain covenants prohibiting dividend payments before July 1, 2002 and before the Company prepays or repays certain amounts of principal of long-term loans.

11. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	June 30 2002 Baht'000	December 31 2001 Baht'000	June 30 2002 Baht'000	December 31 2001 Baht'000
Convertible debentures	2,400,000	2,400,000	2,400,000	2,400,000
Deferred interest expenses	196,051	137,026	196,051	137,026
	2,596,051	2,537,026	2,596,051	2,537,026

Convertible debentures are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds.

Equity component part of convertible debentures has not been separately presented from the liability component part in the balance sheet because the carrying amounts of liability and equity elements could not be reasonably measured.

As at June 30, 2002 and 2001, no convertible debentures have been exercised.

12. FOREIGN CURRENCY EXCHANGE RISK MANAGEMENT

Assets and liabilities denominated in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		June 30 2002	December 31 2001
Assets	- US Dollar	4,421,166	3,011,580
Liabilities	- US Dollar	5,977,380	16,414,694
	- Italian Lira	76,270,995	313,772,595
	- Deutsche Mark	26,479	41,349
	- Yen	1,809,600	637,600
	- Euro	190,262	98,372
	- Pound Sterling	1,980	69,121

As at June 30, 2002 and December 31, 2001, the Company did not enter into any hedging contracts to cover assets which are due for receipt in 2002, however, the Company entered into hedging contracts for liabilities which are due in 2002 of US$ 21.59 million and US$ 24.7 million, respectively.

13. TRANSACTIONS WITH RELATED COMPANIES

The Company and subsidiaries have transactions with related companies. These companies are related through common shareholding and/or directorship. The financial statements reflect the effects of these transactions on the basis determined by the companies concerned and are in the ordinary course of business.

13.1 Investments in subsidiary, associated, and related companies

					June 30, 2002			
	Types of business	Relationship	Issued and paid up capital	% of shareholding	Cost	Equity	Consolidated	Dividend amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	99,915	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	318,941	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	980,477	561,621	-

					December 31, 2001			
	Types of business	Relationship	Issued and paid up capital	% of shareholding	Cost	Equity	Consolidated	Dividend amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	90,504	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	264,337	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	916,462	561,621	-

13.2 Loans and advances between the Company and subsidiary, associated, and related companies

	Balance as at December 31, 2001 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	Balance as at June 30, 2002 Baht'000
CONSOLIDATED				
Short-term loans to related party				
- SV Marine Company Limited	63,000	-	-	63,000
Less Allowance for doubtful account	(63,000)	-	-	(63,000)
	-	-	-	-
Advances to related parties	42	36	(42)	36
Total	42	36	(42)	36
THE COMPANY ONLY				
Advances				
- Subsidiary	3	1	(3)	1
- Related parties	42	36	(42)	36
Total	45	37	(45)	37

Prachuap Port Company Limited has stopped recognizing interest income from SV Marine Company Limited and provided the allowance for doubtful accounts in full since 1998.

13.3 Business transactions

Transactions with related companies in the balance sheet are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	June 30, 2002 Baht'000	December 31, 2001 Baht'000	June 30, 2002 Baht'000	December 31, 2001 Baht'000
Accounts and notes receivable, net of allowance for doubtful accounts	1,061,537	811,518	1,052,878	802,530
Other receivables	125	199	381	357
Other current assets	15,355	9,081	15,235	8,839
Other assets	4,840	4,840	3,591	3,591
Accounts payable	21,332	14,809	72,434	44,597
Accrued expenses	30,652	28,835	47,522	43,064

Transactions with related companies in the statement of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	For the quarters ended June 30			
	2002	2001	2002	2001
	Baht'000	Baht'000	Baht'000	Baht'000
Sales	2,651,246	1,457,463	2,651,246	1,457,463
Service income	27,817	27,644	-	-
Other income	44,017	33,500	44,855	34,817
Cost of sales	58,016	24,059	169,076	88,518
Selling and administrative expenses	91,075	76,148	97,346	79,956
Gain from settlement of debts	-	70,000	-	70,00

	CONSOLIDATED		THE COMPANY ONLY	
	For the six-month periods ended June 30			
	2002	2001	2002	2001
	Baht'000	Baht'000	Baht'000	Baht'000
Sales	4,582,465	2,539,519	4,582,465	2,539,519
Service income	49,201	46,049	-	-
Other income	84,226	66,737	85,841	69,358
Cost of sales	84,388	46,622	282,828	164,445
Selling and administrative expenses	192,132	123,621	203,730	129,575
Interest expenses	-	2,289	-	2,289
Gain from settlement of debts	-	70,000	-	70,000

The Company has policies to sell the products to shareholders' group and related companies at the same price sold to the third party.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are freight expenses are payable at the rates agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates approved by the Ministry of Transportation.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates agreed in the long-term maintenance service agreement and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

.../11

14. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

14.1 As at June 30, 2002, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 - 6 months	1	24	-	-
Over 12 months	7	471,431	5	393,888
Total		471,455		393,888
Allowance for doubtful accounts recorded		471,431		393,888

As at December 31, 2001, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 - 6 months	1	3,630	1	3,630
6 - 12 months	1	1,691	-	-
Over 12 months	7	469,751	5	393,888
Total		475,072		397,518
Allowance for doubtful accounts recorded		471,431		393,888

14.2 As at June 30, 2002 and December 31, 2001, Prachuap Port Company Limited has a loan to a related company without collateral with accrued interest totaling Baht 63 million. The loan has been inactive since 1996. The subsidiary, therefore, provided the allowance for doubtful accounts of such loan in full in 1998 and has filed for the legal process.

14.3 As at June 30, 2002 and December 31, 2001, Prachuap Port Company Limited has advance and loan to director without collateral amounting to Baht 6 million which is the remaining balance after the transfer of land as a settlement of debt in 1999, and the subsidiary provided an allowance for doubtful account in full in 1998.

15. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of Business	Revenues and other income		Net income (loss)	
		For the quarters ended June 30			
		2002	2001	2002	2001
		Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	5,651,722	3,581,479	711,054	(12,456)
West Cost Engineering Company Limited	Maintenance services	71,272	46,967	5,214	2,472
Prachuap Port Company Limited	Deep-sea port services	110,071	82,056	71,158	42,537
		5,833,065	3,710,502	787,426	32,553
Less Inter-company transactions		(160,403)	(99,016)	(45,028)	(24,043)
		5,672,662	3,611,486	742,398	8,510
Less Minority interest in net income				(31,344)	(20,966)
Net income (loss)				711,054	(12,456)

	Types of Business	Revenues and other Income		Net income (loss)	
		For the six-month periods ended June 30			
		2002	2001	2002	2001
		Baht'000	Baht'000	Baht'000	Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	10,780,013	6,249,656	1,000,321	(261,627)
West Cost Engineering Company Limited	Maintenance services	129,046	87,857	11,252	3,743
Prachuap Port Company Limited	Deep-sea port services	192,424	137,234	113,619	54,995
		11,101,483	6,474,747	1,125,192	(202,889)
Less Inter-company transactions		(283,148)	(167,412)	(70,417)	(30,844)
		10,818,335	6,307,335	1,054,775	(233,733)
Less Minority interest in net income				(54,454)	(27,894)
Net income (loss)				1,000,321	(261,627)

16. COMMITMENTS AND CONTINGENCIES

16.1 The Company has commitments regarding the agreements for construction of plant, purchases of machinery and equipment and related expenses amounting to approximately Baht 330 million and Baht 236 million as at June 30, 2002 and December 31, 2001, respectively.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately US$ 76.7 million and US$ 44 million as at June 30, 2002 and December 31, 2001, respectively.

The two subsidiaries have commitments regarding capital expenditure and construction contract amounting to approximately Baht 61.7 million and Baht 8.47 million as at June 30, 2002 and December 31, 2001, respectively.

16.2 The Company and subsidiaries have contingent liabilities to banks for letters of guarantee issued on their behalf amounting to approximately Baht 93.5 million as at June 30, 2002 and December 31, 2001.